SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

Under the Securities Exchange Act of 1934

Rodobo International, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

 (Title of Class of Securities)

77106L104

 (CUSIP Number)

Hinghai Zhang
No. 380 Changjiang Road
High Tech Development Zone
Harbin, Heilongjiang Province, F4
PRC 150000
+86-0451-82260522

With a copy to:
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 5, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 77106L104

1)	Name of Reporting Persons:

Fame Ever Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

British Virgin Islands
	(7)	Sole Voting Power

Number of		3,050,000(1)
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		3,050,000(1)
	(10)	Shared Dispositive Power

		0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,050,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 8%(1) (2)
14)	Type of Reporting Person

HC, CO

(1)	Consists of 3,050,000 shares of common stock (the “Common Stock”) of Rodobo International, Inc. (“Rodobo” or the “Company”).

(2)
This percentage is calculated based upon the total number of votes that may be cast out of the total votes that may be cast by the holders of the total issued and outstanding shares of Common Stock and Series A Preferred Stock voting as a group on all matters submitted to shareholders of Rodobo. Based upon the Company’s most recently filed Form 10Q, as of February 5, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which approximately 11% were beneficially owned by Fame Ever.

CUSIP No. 77106L104

1)	Name of Reporting Persons:

Honghai Zhang
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

People's Republic of China

	(7)	Sole Voting Power

Number of		3,050,000(1)
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		3,050,000(1)
	(10)	Shared Dispositive Power

		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,050,000(1)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 8%(1) (2)
14)	Type of Reporting Person

IN

(1)
Fame Ever Limited (“Fame Ever”) owns 3,050,000 shares of Common Stock.  Honghai Zhang (Mr. Zhang) has an option to purchase up to 100% of the shares of Fame Ever within the next 3 years for nominal consideration, which would give Mr. Zhang indirect ownership of such shares of Common Stock. Mr. Zhang was appointed as the sole executive director of Fame Ever on February 5, 2010. The current sole shareholder of Fame Ever may not dispose of any shares of Fame Ever without Mr. Zhang’s consent.

(2)
This percentage is calculated based upon the total number of votes that may be cast by the holders of the total issued and outstanding shares of Common Stock and Series A Preferred Stock voting as a group on all matters submitted to shareholders of Rodobo. Based upon the Company’s most recently filed Form 10Q, as of February 5, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which approximately 11% were beneficially owned by Fame Ever.

Item 1.  Security and Issuer

    This Schedule 13D relates to the common stock, par value $0.0001(the “Common Stock”) of Rodobo International, Inc., a Nevada corporation (the “Company” or “Rodobo”).  The address of the Company’s principal executive office is No 380 Changjiang Road, High Tech Development Zone, Harbin, Heilongjiang Province, F4, People’s Republic of China, 150000. .

Item 2.  Identity & Background

(a)	This Schedule 13D is being filed by:

(i)	Fame Ever Limited, a company organized under the laws of the British Virgin Islands (“Fame Ever”); and

(ii)	Honghai Zhang (“Mr. Zhang”), a citizen of the People’s Republic of China.

    The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) (i)
The place of organization of Fame Ever is the British Virgin Islands. The business address of Fame Ever is No. 380 Changjiang Road, High Tech Development Zone Harbin, Heilongjiang Province, F4, PRC 150000.

(ii)	Mr. Zhang’s business address isNo. 380 Changjiang Road, High Tech Development Zone Harbin, Heilongjiang Province, F4, PRC 150000.

(c) (i)	Fame Ever is a holding company.

(ii)
Mr. Zhang entered into a call option agreement with the sole shareholder of Fame Ever (the “Call Option Agreement”) dated on February 5, 2010 and was granted an option to purchase up to 100% of the shares of Fame Ever within the next 3 years for nominal consideration, which would give Mr. Zhang indirect ownership of the shares of the Common Stock held by Fame Ever.

(d)	During the past five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

    On February 5, 2010, Tengshun Technology and Development Co., Ltd.(“Tengshun Technology”), a wholly foreign owned  PRC subsidiary of Rodobo, acquired 100% equity interests of three dairy companies in the People’s Republic of China, Ewenkeqi Beixue Diary Co, Ltd ( “Ewenkeqi Beixue” ), Hulunbeier Beixue Diary Co., Ltd (“Hulunbeier Beixue”), and Hulunbeier Hailaer Beixue Diary Factory (“Hulunbeier Hailaer Beixue”, together with Ewenkeqi Beixue and Hulunbeier Beixue  hereinafter collectively referred to as “Beixue Group”), pursuant to the closing (the “Closing”) of the transactions contemplated by the Equity Transfer Agreements entered into by and between Tengshun Technology and each of the three diary companies (the “Acquisitions”).

    Pursuant to the Equity Transfer Agreements, the Company paid 500,000 Chinese Renminbi (approximately $73,236) in cash and issued 800,000 shares of Common Stock in exchange for 100% of the equity interest in Ewenkeqi Beixue; the Company paid 1,000,000 Chinese Renminbi (approximately $146,473) in cash and 1,000,000 shares of Common Stock in exchange for 100% of the equity interest in Hulunbeier Beixue; and the Company paid 600,000 Renminbi (approximately $87,884) in cash, 8,800,000 shares of Common Stock and 2,000,000 shares of Series A Preferred Stock in exchange for 100% of the equity interest in Hulunbeier Hailaer Beixue. The prevailing exchange rate used to translate the Chinese Renminbi to U.S dollars on February 5, 2010 was1USD = 6.8272 Renminbi.

    As the consideration of these Acquisitions, the Company issued 1,250,000 shares of Common Stock to August Glory Limited (“August Glory”), 3,050,000 shares of Common Stock to Fame Ever Limited (“Fame Ever”), and 6,300,000 shares of Common Stock and 2,000,000 shares of Series A Preferred Stock to Fortune Fame International Limited (“Fortune Fame”), each of which is a company organized in the British Virgin Islands, pursuant to the Securities Purchase Agreements dated as of February 5, 2010 entered into by and between the Company and each of the three BVI holding companies.

    On February 5, 2010, Mr. Wei Qin (“Mr. Qin”) entered into a Call Option Agreement with Mr. Zhang, pursuant to which Mr. Qin shall transfer up to 100% of the shares of Fame Ever within the next 3 years to Mr. Zhang for nominal consideration, which would give Mr. Zhang indirect ownership of all shares of Common Stock, and Mr. Qin shall not dispose any of the shares of Fame Ever without Mr. Zhang’s prior written consent.

    The foregoing description of the Equity Transfer Agreements and Securities Purchase Agreements do not purport to be complete and is qualified in its entirety by reference to the full text of that certain Equity Transfer Agreements attached as Exhibit 99.2 to 99.4, and that certain Securities Purchase Agreements attached as Exhibit 99.5 to 99.7 to this Schedule 13D.

Item 4.  Purpose of Transaction.

    The purpose of the Acquisitions was for the Company to acquire 100% ownership of Beixue Group, which is engaged in the production, manufacturing and distribution of whole milk powder and formula milk powder based in Inner Mongolia Province, PRC, and for Fortune Fame to obtain a controlling interest in the Company.

    In connection with the Acquisitions, Mr. Honghai Zhang (“Mr. Zhang") was appointed as the sole executive director of Fame Ever.

    At the date of this Schedule 13D, neither the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in any of the items listed in sections (a) through (j) of Item 4 set forth in Schedule 13D.

Item 5.  Interest in Securities of the Company.

    (a)     (i) On February 5, 2010, pursuant to the Equity Transfer Agreements and Securities Purchase Agreements and as a result of the Acquisitions, Fame Ever became the beneficial owner of 3,050,000 shares of Common Stock, representing approximately 8% votes that may be cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting as a group. Each share of Series A Preferred Stock has six votes per share and votes as one class with the Common Stock on all matters submitted to shareholders of Rodobo. Based upon the Company’s most recently filed Form 10Q, as of February 5, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which 11% were beneficially owned by Fame Ever.

     (ii) Mr. Zhang as the grantee of the Call Option Agreement has an option to purchase up to 100% of the shares of Fame Ever within the next 3 years for nominal consideration, which would give Mr. Zhang beneficial ownership of pecuniary interest of 3,050,000 shares of Common Stock. The current sole shareholder of Fame Ever may not dispose of any shares of Fame Ever without Mr. Zhang’s consent. Mr. Zhang was appointed as the new sole executive director of Fame Ever on February 5, 2010, and is therefore may be deemed to have voting and dispositive power in all the shares of Common Stock held by Fame Ever as its sole executive director.

     (iii) The sole shareholder of Fame Ever is Mr. Wei Qin (“Mr. Qin”).  Mr. Qin is not deemed the beneficial owner of any shares of Common Stock held by Fame Ever as a result of the fact that, on February 5, 2010, Mr. Qin entered into the Call Option Agreement with Mr. Zhang effective upon the closing of the Acquisitions, pursuant to which Mr. Qin shall transfer up to 100% of the shares of Fame Ever within the next 3 years to Mr. Zhang for nominal consideration, which would give Mr. Zhang indirect ownership of such shares of the Common Stock held by Fame Ever.  Pursuant to the Call Option Agreement, Mr. Qin shall not dispose any of the shares of Fame Ever without Mr. Zhang’s prior written consent.  As Mr. Zhang is the sole executive director of Fame Ever and has, as a result of the Call Option Agreement, sole voting or dispositive power of the shares of Common Stock held by Fame Ever (and as Mr. Qin has no such power), Mr. Qin is not deemed the beneficial owner of any shares of Common Stock held by Fame Ever.

    (b)    (i)  Fame Ever beneficially owns an aggregate of 3,050,000 shares of Common Stock, representing approximately 8% of the votes that may be cast by the holders of the issued and outstanding shares of Common Stock (one vote per share) and Series A Preferred Stock (six vote per share) voting as a group. Based upon the Company’s most recently filed Form 10Q, as of February 5, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which 11% were beneficially owned by Fame Ever.

     (ii)  Mr. Zhang as the grantee of Call Option Agreement has an option to purchase up to 100% of the shares of Fame Ever within the next 3 years for nominal consideration, which would give Mr. Zhang beneficial ownership of pecuniary interest of 3,050,000 shares of Common Stock, as a result of which he may be deemed the beneficial owner of all the shares of Common Stock held by Fame Ever pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”). In addition, Mr. Zhang may be deemed to have voting and dispositive power in all the shares of Common Stock held by Fame Ever as its sole executive director.

    (c)  Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons;

    (d)  Not applicable

    (e)  Not applicable.

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

    In addition to the certain Equity Transfer Agreements and Securities Purchase Agreements, on February 5, 2010, Mr. Qin entered into a Call Option Agreement with Mr. Zhang effective upon the closing of the Acquisitions, pursuant to which Mr. Qin shall transfer up to 100% of the shares of Fame Ever within the next 3 years to Mr. Zhang for nominal consideration, which would give Mr. Zhang indirect ownership of such shares of the Common Stock held by Fame Ever, and Mr. Qin shall not dispose any of the shares of Fame Ever without Mr. Zhang’s prior written consent.

    The foregoing description of the Call Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of that certain Call Option Agreement attached as Exhibit 99.8 to this Schedule 13D.

    Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated January 15, 2010, among the Reporting Persons named therein.

Exhibit 99.2	Equity Transfer Agreement by and between Harbin Tengshun Technical Development Ltd., Co and Hulunbeier Beixue Dairy Co., Ltd. on February 5, 2010 (unofficial English Translation)

Exhibit 99.3	Equity Transfer Agreement by and between Harbin Tengshun Technical Development Ltd., Co and Hulunbeier City Hai La Er District Beixue Dairy Factory on February 5, 2010(unofficial English Translation)

Exhibit 99.4	Equity Transfer Agreement by and between Harbin Tengshun Technical Development Ltd., Co and Ewenkeqi Beixue Dairy Co., Ltd. on February 5, 2010(unofficial English Translation)

Exhibit 99.5	Securities Purchase Agreement by and between Rodobo International, Inc and Fame Ever Limited on February 5, 2010

Exhibit 99.6	Securities Purchase Agreement by and between Rodobo International, Inc and Fortune Fame International Limited on February 5, 2010

Exhibit 99.7	Securities Purchase Agreement by and between Rodobo International, Inc and August Glory Limited and on February 5, 2010

Exhibit 99.8	Option Agreement by and between Wei Qin and Honghai Zhang on February 5, 2010

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 16, 2010

FAME EVER LIMITED
By: /s/ Honghai Zhang
Name: Honghai Zhang
Title: Executive Director

/s/ Honghai Zhang
Honghai Zhang